Av Industrial 675
Lima 1 Perú

RECEIVED

2008 NOV -3 A 10:44

Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, October 30th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004 [redacted]
USA

08005662

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of September 30th, 2008, and our management report for that period.

Sincerely yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
NOV 06 2008
THOMSON REUTERS

www.ferreyros.com.pe

NOTAS A LOS ESTADOS FINANCIEROS
Al 30 de septiembre del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

La Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

A partir de junio del 2008 se ha contratado instrumentos de cobertura del riesgo de tasa de interés variable, habiéndose fijado dicha tasa de interés mediante contrato SWAP, de acuerdo a lo siguiente:

Entidad Acreedora	Importe Obligaciones por pagar US$ 000	Vencimiento	Contratos SWAP		Intereses	
			Fecha	Entidad	Tasa Resultante Fija	Tasa Variable
Standard Chartered	8,000	24/01/2011	13/06/2008	Banco Continental	5.74%	LIBOR/3M + 2%
Caterpillar Financial Services Corporation	8,999	19/03/2013	13/06/2008	Banco Continental	5.27%	LIBOR/3M + 1%
Caterpillar Financial Services Corporation	2,978	01/05/2015	19/06/2008	Banco de Credito del Perú	6.82%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	5,070	01/03/2012	19/06/2008	Banco de Credito del Perú	6.40%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	30,000	04/09/2012	05/09/2008	Banco de Credito del Perú	5.57%	LIBOR/3M + 2.2%
TOTAL	55,048					

Saldo al cierrre del periodo por valorización de instrumentos financieros derivados, reconocidas en el patrimonio:

Interés devengado sujeto a contrato SWAP, de acuerdo con tasas variables pactadas con acreedores	US$ 000	246
Interés determinado de acuerdo a tasas fijas establecidas mediante contrato SWAP	US$ 000	303
Resultados no realizados	US$ 000	57
	S/.000	171

El objetivo de esta cobertura es poder conocer la tasa de financiamiento que tendrá la Compañía hasta las fechas de vencimiento de las obligaciones.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-09-08		31-12-07	
	Corriente S/. 000	Largo plazo S/. 000	Corriente S/. 000	Largo plazo S/. 000
Facturas y letras	377,440	59,960	277,496	51,150
Intereses diferidos	(12,468)	(6,923)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(23,069)	-	(27,106)	-
	341,903	53,036	239,141	46,571

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

El saldo de las cuentas por cobrar y por pagar con empresas
Afiliadas son los siguientes :

	30-09-08	31-12-07
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	4,133	8,716
Orvisa Sociedad Anónima	2,218	1,059
Fiansa Sociedad Anónima	366	-
Otras compañias	40	188
	6,757	9,963
Diversas :		
Domingo Rodas S.A.	2,420	338
Orvisa Sociedad Anónima	2,311	859
Fiansa Sociedad Anónima	628	6
Megacaucho & Representaciones S.A.C.	519	1,227
Unimaq S.A.	11	2,207
	5,889	4,637
Total cuentas por cobrar vencimiento corriente	**12,646**	**14,600**
Por pagar vencimiento corriente		
Comerciales:		
Unimaq S.A.	5,529	1,647
Motorindustria S.A.	912	658
Megacaucho & Representaciones S.A.C.	640	0
Orvisa Sociedad Anónima	452	719
Otras compañias	226	468
Total cuentas por pagar	**7,759**	**3,492**

5) EXISTENCIAS

Este rubro comprende:

	30-09-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	274,729	277,606
Repuestos	122,460	106,627
Servicios de taller en proceso	36,028	28,857
Existencias por recibir	98,625	127,332
	531,842	540,422
Provisión para desvalorización de existencias	(3,364)	(10,917)
	528,478	529,505

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

	30-09-08 S/.000	30-09-07 S/.000
Saldo inicial	10,917	12,282
Adiciones del período	2,181	2,784
Transferencias a activo fijo	(1,008)	726
Aplicaciones por ventas	(3,780)	(5,821)
Otras aplicaciones	(4,946)	0
Saldo final	3,364	9,971

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	4,720	(106)		51,979
Edificios y otras construcciones	94,508	1,816	(27)	4,507	100,804
Instalaciones	4,662	220			4,882
Maquinaria y equipo	125,127	3,371	(2,107)	4,358	130,750
Maquinaria y equipo, flota de	0				0
alquiler	139,040	77,485		27,272	243,797
Unidades de transporte	4,124	79	(109)	213	4,307
Muebles y enseres	39,663	4,537	(63)		44,137
Trabajos en curso	3,082	4,309		(4,507)	2,884
	457,571	96,538	(2,412)	31,843	583,540
Depreciación acumulada -					
Edificios y otras construcciones	28,974	2,185	(7)		31,153
Instalaciones	3,231	255			3,486
Maquinaria y equipo	87,400	7,598	(1,302)	(66)	93,630
Maquinaria y equipo, flota de alquiler	25,024	21,298		(9,205)	37,117
Unidades de transporte	3,752	107	(109)		3,750
Muebles y enseres	27,531	2,279	(9)	(12)	29,789
	175,911	33,723	(1,427)	(9,284)	198,925
Provisión para desvalorización	1,958	(74)		1,009	2,893
Costo neto	279,702				381,722

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	5,625	16,746	2,500	7,443	3,125	9,303
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	29,770	10,000	29,770		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	44,655			15,000	44,655
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	44,655			15,000	44,655
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	29,770			10,000	29,770
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	44,655			15,000	44,655
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	22,328			7,500	22,328
TOTALES			78,125	232,578	12,500	37,213	65,625	195,366

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 12.6 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Julio del 2008	625	1,861
Cuarta emisión, Serie A, del primer programa	Setiembre del 2008	15,000	44,655
TOTALES		16,875	50,237

8) INFORMACIÓN POR SEGMENTOS

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente [illegible]

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,170,046	324,579	1,494,625	1,078,013	176,513	1,254,526
Utilidad de operación	94,709	40,575	135,284	90,376	17,636	108,012
Principales activos:						
Activos fijos	188,799	192,923	381,722	171,264	105,305	276,569
Existencias	431,912	96,566	528,478	381,560	61,581	443,141
Cuentas por Cobrar	305,861	89,078	394,939	283,556	52,746	336,302

9) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de septiembre del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.25.2 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 37.9 y S/. 6.2 millones, respectivamente, incluidos multas e intereses. La

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ... PALMA

Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.4 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.8 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f. El 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.4 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de septiembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de septiembre del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 20.5 millones y US $ 24.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.4 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

		Trimestres terminados el:		Períodos terminados el:	
		30-09-08	30-09-07	30-09-08	30-09-07
Utilidad neta	S/.	31,274,800	34,017,792	84,445,532	102,164,039
Promedio ponderado de acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	0.083	0.090	0.224	0.270

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-09-08	30-09-07	30-09-08	30-09-07
	S/.000	S/.000	S/.000	S/.000
Ventas netas	11,598	17,329	32,380	54,455
Utilidad en ventas	1,616	794	3,229	3,988

13) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	30-09-08	30-09-07
	S/. 0.000	S/. 0.000
Venta de bienes		
Orvisa Sociedad Anónima	17,341	14,214
Unimaq S.A	14,031	39,841
Otras	70	17
	31,443	54,072
Venta de servicios	937	383
Total ventas de bienes y servicios	**32,380**	**54,455**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

	30-09-08	30-09-07
	S/. 0.000	**S/. 0.000**
Compras de bienes		
Unimaq S.A	22,553	2,516
Fiansa Sociedad Anónima	5,505	2,039
Mega Caucho & Representaciones S.A.C	1,266	783
Orvisa Sociedad Anónima	845	3,316
Otras	52	110
	30,221	8,764
Compra de servicios	1,951	2,306
Total compras de bienes y servicios	**32,172**	**11,070**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de septiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-08	30-09-07
	S/.000	**S/.000**
Transferencias de existencias a inmuebles, maquinarias y equipo	120,195	62,522
Transferencias de inmuebles, maquinarias y equipo a existencias	79,069	48,510

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

La utilidad neta del 3T 2008 asciende a S/. 31.3 millones en comparación con S/. 34.3 millones del mismo período del año anterior, lo que representa una disminución de S/ 2.7 millones (8.1%).

La utilidad neta del 3T 2008 fue obtenida gracias a un incremento de 18.3% en las ventas netas y a un incremento en el margen bruto porcentual, que pasó de 21.5% en el 3T 2007 a 23.9% en el 3T 2008. Esta mayor utilidad en ventas (S/. 26.9 millones) se vio disminuida por lo siguiente:

- Pérdida en cambio de S/. 4.5 millones del 3T 2008 frente a una utilidad en cambio de S/. 9.9 millones del 3T 2007, lo que significa un impacto negativo de S/. 14.3 millones, que sería compensado en el futuro cuando se vendan los inventarios que están registrados a un tipo de cambio de S/ 2.908 menor que el tipo de cambio al 30.09.08 que fue de S/. 2.977. Si la venta de dichas existencias se realizara a éste último tipo de cambio, la utilidad adicional en ventas sería de S/. 12.5 millones y el efecto en la utilidad neta sería aproximadamente de S/. 8.3 millones.
- El neto de gastos financieros fue un mayor gasto de S/. 7.8 millones, debido al incremento de activos, principalmente, existencias y cuentas por cobrar (ver mayor explicación en "Análisis del Balance General"). El impacto de este mayor gasto en la utilidad neta fue de aproximadamente S/. 5.2 millones.
- Incremento del porcentaje de gastos de venta y administración, que paso de 12.7% a 13.5% de las ventas netas (ver explicación en "Gastos de venta y administración")

GESTION COMERCIAL

Las ventas del 3T 2008 ascendieron a US$ 163.1 millones en comparación con las ventas del 3T 2007 que ascendieron a US$ 128.2, destacando las ventas de la División Automotriz.

Los productos de la línea *Iveco* obtuvieron en el 3T 2008 un crecimiento de ventas de 198% en comparación con el mismo período del año anterior, en las categorías de tractocamiones y volquetes a partir de 16 toneladas y buses de más de 33 asientos. Las ventas de dichas unidades ascendieron a US$ 19.5 millones, destacando las ventas a empresas contratistas que ejecutan trabajos para empresas del sector construcción y sector minero, las cuales ascendieron a US$ 11.1 millones. Adicionalmente, se efectuaron ventas de camiones *Kenworth* por un total de US$ 9.5 millones, principalmente, a empresas del sector transporte.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

...OR ASTETE PALMA
... División Contraloría

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
16%
Caterpillar
81%
Agrícola
3%

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros, y han alcanzado el 81% de las mismas durante los primeros nueve meses del año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado. Cabe mencionar, que los productos de la línea Automotriz representaron en el año 2007 el 10% del total de las ventas de Ferreyros, y han alcanzado el 16% durante los primeros nueve meses del año 2008.

Las ventas acumuladas al 30 de septiembre de 2008 ascendieron a US$ 521.3 millones, en comparación con US$ 396.8 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 31.4%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En términos de soles, el crecimiento de las ventas al 30 de septiembre es de 19.6% en comparación con las realizadas en el mismo período del año anterior (S/. 1,492.1 millones al 30 de septiembre de 2008; S/. 1,248.1 millones al 30 de septiembre de 2007). La diferencia entre el incremento de las ventas en dólares (31.45%) y el aumento de las ventas en soles (19.6%) se debe a que el tipo de cambio de venta promedio en cada período es distinto (S/. 2.862, enero/septiembre 2008; S/. 3.145, enero/ septiembre 2007).

En cuanto a la distribución de la venta por sectores económicos, el mercado de minería alcanzó una participación del 41.4% de las ventas totales del 3T 2008. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del la realización este año de importantes obras tanto privadas como públicas. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 3T 2008 muestren una participación de 27% en el total de las ventas.

Ferreyros: Participación sectorial en las ventas - 3T 2008
(En porcentajes)


Industria
1%
Comercio
4%
Pesca
4%
Transporte
6%
Agricultura
3%
Hidrocarburo
2%
Construccion
27%
Gobierno
5%
Otros
8%
Minería
41%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en las sucursales.

HECHOS DESTACADOS

La labor de Ferreyros en el campo de buen gobierno corporativo ha sido nuevamente reconocida. Ferreyros fue premiado en el Concurso Buen Gobierno Corporativo 2008, organizado por Procapitales y la UPC, destacando como ganador en las categorías "Mejor trato a los accionistas" (galardón igualmente obtenido en el 2006) y "Mejores políticas de directorio" (en empate con una destacada firma). Asimismo, resultó finalista en otras dos categorías del concurso.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Del mismo modo, la Bolsa de Valores de Lima incorporó a la empresa en el Índice de Buen Gobierno Corporativo (IBGC), que agrupa desde julio de 2008 a las compañías con mejores prácticas de gobierno corporativo en el Perú. Sumado a ello, Ferreyros se hizo merecedor de la Llave de la BVL, un público reconocimiento por haber obtenido la mayor puntuación en los principios de gobierno corporativo entre las firmas integrantes del IBGC.

En otro ámbito, Ferreyros inauguró una moderna tienda de repuestos ubicada en la sede de la Avenida Industrial, con el objetivo de optimizar la atención en la venta de repuestos a los clientes de las diferentes marcas que comercializa. Cabe destacar que la implementación de dicha tienda es el resultado del proyecto ganador del concurso "Mejorando Nuestra Empresa", que convocó propuestas de trabajadores de Ferreyros para el desarrollo de mejoras en la organización.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al tercer trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2008 ascendieron a S/. 471.4 millones, en comparación con S/. 398.5 millones del mismo período del año anterior, lo que equivale a un incremento de 18.3%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 19.2% a las del 3T 2007 (S/. 275.4 millones en el 3T 2008; S/. 231.0 millones en el 3T 2007), debido a lo siguiente:

- Incremento de 9.3% en la venta de equipos *Caterpillar* (S/. 153.0 millones en el 3T 2008; S/. 140.0 millones en el 3T 2007), generado por la demanda creciente por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 17.4% (S/. 13.3 millones en el 3T 2008; S/. 11.3 millones en el 3T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio de este producto.
- Aumento de 107.7% en las ventas de la línea automotriz (S/. 85.3 millones en el 3T 2008; S/. 41.0 millones en el 3T 2007), producido por ventas de volquetes y camiones *Iveco* por S/. 52.2 millones y camiones *Kenworth* por S/.27.6 millones, a empresas dedicadas, en su mayoría, a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.
- Incremento de 7.8% en las ventas de unidades usadas (S/. 12.4 millones en el 3T 2008; S/. 11.5 millones en el 3T 2007), debido, principalmente, a un ligero aumento en la demanda de equipos usados por parte de contratistas del sector construcción.

Las ventas de repuestos y servicios mostraron en el 3T 2008 un incremento de 14.3% en comparación con las del mismo período del año anterior (S/. 181.4 millones en el 3T 2008; S/.158.7 millones en el 3T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ferreyros S.A.A.
Hugo Sommerkamp Molina
Gerente Central de Control de Gestión y ...

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ventas - Repuestos y Servicios
(en S/. millones)
535
593
603
449
539
2005
2006
2007
Ene-Set 2007
Ene-Set 2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 3T 2008 fueron superiores en 64.0%% a las del mismo período del año anterior (S/. 14.6 millones el 3T 2008; S/. 8.9 millones en el 3T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción. Para satisfacer el crecimiento de la demanda, la flota de alquiler ha duplicado el número de unidades de setiembre del 2007 a setiembre de este año.

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2008 ascendió a S/. 112.7 millones, en comparación con S/. 85.8 millones del mismo período del año anterior, es decir, un incremento de 31.4%, frente al 18.3% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 3T 2008 es mayor al del mismo período del año anterior (23.9% en el 3T 2008; 21.5% en el 3T 2007). El incremento en el margen bruto porcentual se debe a una recuperación en el tipo cambio, lo cual generó una mejora importante en los precios de venta en soles.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el 3T 2008 a S/. 63.9 millones, en comparación con S/. 50.8 millones del mismo período del año anterior, esto es, un incremento de 25.8%, debido principalmente a lo siguiente:

- Un aumento de 28.8% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento de 25.0% en los gastos fijos, atribuible, principalmente, a: i) aumento de remuneraciones para reponer la pérdida del poder adquisitivo por efecto de la inflación; y ii) contratación de personal técnico para atender la demanda futura de servicios de reparación y mantenimiento.

En el 3T 2008 los gastos de venta y administración representaron el 13.5% de las ventas netas frente a 12.7% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el tercer trimestre de 2008 se registró en este rubro un ingreso neto de S/. 1.5 millones en comparación con un egreso neto de S/. 3.1 millones del mismo período del año anterior. En el tercer trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.5 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.4 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 0.4 millones. En el tercer trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un egreso de S/. 1.6 millones por provisión para desvalorización de inversiones iv) un egreso de S/. 0.3 millones por ventas de activos fijos operacionales; y v) egresos diversos por S/. 1.7 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del tercer trimestre de 2008 ascendieron a S/. 7.8 millones en comparación con S/. 12.1 millones del mismo período del año anterior, lo que representa una disminución de 35.5%. Esta disminución se debe, principalmente, a que en el 3T 2008 el monto de las ventas financiadas a

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

mediano plazo por la compañía han sido significativamente menores que las del mismo período del año anterior, debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

El incremento en 15.7% de las cuentas por cobrar al 3T 2008 en relación al 3T 2007, tiene su explicación en el crecimiento de ventas, principalmente en repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio, pero que no generan ingresos financieros importantes. Adicionalmente, las ventas al contado de productos principales, financiadas en una mayor parte por entidades financieras, han extendido su período de cobranza debido al trámite de la documentación que requieren dichas entidades a los clientes, antes de efectuar el desembolso.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 14.0 millones en el tercer trimestre de 2008 en comparación con S/.10.4 millones del mismo período del año anterior, lo que representa un aumento de 33.9%, debido, principalmente, a un aumento de S/.68.4 millones en el pasivo promedio sujeto a pago de interés (S/. 631.8 millones en el 3T 2008; S/. 563.5 millones en el 3T 2007). Dicho incremento se debe, básicamente, al aumento de obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver explicación detallada de la variación de activos en "Análisis del Balance General").

Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de obligaciones en dólares.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 7.5 millones en el 3T 2008, en comparación con S/. 6.2 millones registrados en el mismo período del año anterior, un incremento de 19.7%, explicado, principalmente, por la mayor utilidad de una subsidiaria dedicada a la comercialización de equipos ligeros.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 3T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 4.5 millones en comparación con una utilidad en cambio de S/. 9.9 millones en el 3T 2007. La pérdida del 3T 2008 se explica por una devaluación del sol frente al dólar americano de 0.6% al pasar el tipo de cambio de S/. 2.816 a S/. 2.977 en los tres meses del periodo. La utilidad en cambio del 3T 2007 se debe a una apreciación del sol en relación al dólar americano de 2.6%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del tercer trimestre de 2008 ascendió a S/. 31.3 millones en comparación con S/. 34.0 millones del mismo período del año anterior, esto es, una disminución de 8.1%, explicada, principalmente, por la pérdida en cambio, aumento de los gastos de operación, reducción de los ingresos financieros e incremento de los gastos financieros, lo cual ha sido compensado por un aumento en la utilidad en ventas, por un incremento en ingresos diversos y por una mayor utilidad en subsidiarias y asociada.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de septiembre de 2008 ascendió a S/. 210.0 millones frente a S/. 185.8 millones del mismo período del año anterior, lo cual representa un incremento de 13.0%.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

El total de activos al 30 de septiembre de 2008 ascendió a S/. 1,538.0 millones en comparación con S/. 1,269.1 millones al 30 de septiembre de 2007, lo que representa un incremento neto de S/. 268.9 millones, es decir un incremeno de 21.2%. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 58.6 millones, que se explica por el mayor volumen de ventas.

b) Aumento neto de Existencias por S/. 85.3 millones debido a compras efectuadas en el período para atender el importante crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial de los productos de los principales proveedores de la Compañía.

c) Aumento neto del Activo Fijo por S/. 105.2 millones, que se explica por:

   i) Un aumento de S/. 127.1 millones por compras de equipos para la flota de alquiler.
   ii) Un aumento de S/. 32.8 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
   iii) Una disminución de S/. 2.2 millones por ventas de activos fijos.
   iv) Una reducción de S/. 43.8 millones por aumento en la depreciación acumulada.
   v) Una disminución de S/. 8.5 millones por transferencia de local y flota de alquiler a una subsidiaria, mediante aporte de capital.
   vi) Una disminución de S/. 0.3 millones por disminución en la provisión para desvalorización de activo fijo.

d) Incremento de Inversiones en Valores por S/. 36.6 millones debido a:

   i) Un aumento de S/. 27.8 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial.
   ii) Una disminución de S/. 1.6 millones en la provisión para desvalorización de la inversión en una subsidiaria dedicada a la crianza y venta de langostinos.
   iii) Un aumento de S/. 15.4 millones por aporte de capital a una subsidiaria dedicada al almacenaje aduanero.
   iv) Otras disminuciones por S/. 5.1 millones.

PASIVOS

Al 30 de septiembre de 2008, el total de pasivos ascendió a S/. 992.3 millones en comparación con S/. 788.1 millones al 30 de septiembre de 2007, lo que equivale a un incremento de S/. 207.6 millones. La conformación de las obligaciones de la empresa al 30 de septiembre del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de septiembre de 2008 es de 1.63, superior al ratio corriente de 1.44 al 30 de septiembre de 2007.

El ratio de apalancamiento financiero al 30 de septiembre de 2008 es 1.10 en comparación con 0.83 al 30 de septiembre de 2007. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 08	%	2T 08	%	3T 07	%	3T 08/ 2T 08 %	3T 08/ 3T 07 %	Acumulado al 30-09-08	%	Acumulado al 30-09-07	%	Var %
Ventas Netas	471,388	100.0	506,590	100.0	398,539	100.0	(6.9)	18.3	1,492,054	100.0	1,248,058	100.0	19.6
Costo de Ventas	(358,690)	(76.1)	(397,408)	(78.4)	(312,756)	(78.5)	(9.7)	14.7	(1,182,017)	(79.2)	(990,782)	(79 4)	19 3
Utilidad en ventas	**112,698**	**23.9**	**109,182**	**21.6**	**85,783**	**21.5**	**3.2**	**31.4**	**310,037**	**20.8**	**257,276**	**20.6**	**20.5**
Gastos de Venta y Administración	(63,851)	(13.5)	(56,355)	(11.1)	(50,771)	(12.7)	13.3	25.8	(178,614)	(12.0)	(144,064)	(11.5)	24.0
Otros Ingresos (Egresos), neto	1,491	0 3	10,560	2.1	(3,068)	(0.8)	(85.9)	148 6	3,862	0 3	(5,199)	(0 4)	(174.3)
Utilidad en operaciones	**50,338**	**10.7**	**63,388**	**12.5**	**31,944**	**8.0**	**(20.6)**	**57.6**	**135,284**	**9.1**	**108,013**	**8.7**	**25.2**
Ingresos Financieros	7,797	1.7	7,898	1.6	12,098	3 0	(1.3)	(35.5)	23,106	1.5	31,597	2.5	(26.9)
Utlidad (pérdida) en cambio	(4,460)	(0 9)	(45,220)	(8.9)	9,888	2 5	(90.1)		(10,930)	(0.7)	12,562	1 0	(187.0)
Gastos Financieros	(13,976)	(3.0)	(12,954)	(2.6)	(10,438)	(2.6)	7.9	33.9	(38,123)	(2 6)	(27,555)	(2.2)	38.4
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	7,477	1 6	4,799	0.9	6,248	1.6	55.8	19.7	17,839	1.2	22,809	1.8	(21.8)
Utilidad antes de Participaciones e Impuesto a la Renta	**47,175**	**10.0**	**17,911**	**3.5**	**49,740**	**12.5**	**163.4**	**(5.2)**	**127,177**	**8.5**	**147,426**	**11.8**	**(13.7)**
Participaciones	(3,573)	(0.8)	(1,353)	(0.3)	(3,533)	(0.9)	164.0	1.1	(9,603)	(0.6)	(10,171)	(0.8)	(5.6)
Utilidad antes de Impuesto a la Renta	**43,602**	**9.2**	**16,557**	**3.3**	**46,207**	**11.6**	**163.3**	**(5.6)**	**117,575**	**7.9**	**137,254**	**11.0**	**(14.3)**
Impuesto a la Renta	(12,328)	(2 6)	(4,671)	(0.9)	(12,189)	(3.1)	163.9	1.1	(33,129)	(2 2)	(35,090)	(2.8)	(5.6)
Utilidad neta	**31,274**	**6.6**	**11,887**	**2.3**	**34,019**	**8.5**	**163.1**	**(8.1)**	**84,446**	**5.7**	**102,164**	**8.2**	**(17.3)**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Sep-08	30-Sep-07	Variación %
Caja y bancos	21,938	35,750	-38.6
Cuentas por cobrar comerciales	341,903	290,583	17.7
Inventarios	528,478	443,141	19.3
Cuentas por cobrar vinculadas	12,646	26,232	-51.8
Otras cuentas por cobrar	10,590	9,096	16.4
Gastos pagados por anticipado	2,011	3,213	-37.4
Activo Corriente	**917,567**	**808,014**	13.6
Cuentas por cobrar comerciales a largo plazo	53,036	45,719	16.0
Equipo de alquiler	543,796	136,390	298.7
Otros activos fijos	39,744	315,575	-87.4
	583,540	451,965	29.1
Depreciación acumulada	(201,818)	(175,396)	15.1
Inmueble, maquinaria y equipo, neto	381,722	276,569	38.0
Inversiones	159,853	123,293	29.7
Otros activos no corrientes	25,849	15,472	67.1
Activo no Corriente	**620,460**	**461,054**	34.6
Total Activo	**1,538,027**	**1,269,068**	21.2
Deuda de corto plazo	105,264	113,393	-7.2
Otros pasivos corrientes	458,991	447,538	2.6
Pasivo corriente	**564,255**	**560,931**	0.6
Deuda de largo plazo	428,075	227,150	88.5
Total Pasivo	**992,330**	**788,081**	25.9
Ganancias diferidas	**3,919**	**8,081**	-51.5
Patrimonio	**541,777**	**472,906**	14.6
Total Pasivo y Patrimonio	**1,538,027**	**1,269,068**	21.2
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	33,818	23,421	
UAIDA	**210,048**	**185,839**	13.0
Ratios Financieros			
Ratio corriente	1.63	1.44	
Apalancamiento Financiero	1.10	0.83	
Valor contable por acción	1.43	1.25	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones

(En miles de nuevos soles)

	3T 08	%	2T 08	%	3T 07	%	3T 08/ 2T 08 %	3T 08/ 3T 07 %	Acumulado al 30-9-2008	%	Acumulado al 30-9-2007	%	Var %
Caterpillar:													
Gran minería	11,516	2.4	44,305	8.7	27,115	6.8	-74.0	-57.5	135,477	9.1	166,073	13.3	-18.4
Otros	152,967	32.5	150,080	29.6	140,009	35.1	1.9	9.3	498,207	33.4	426,299	34.2	16.9
	164,484	34.9	194,385	38.4	167,124	41.9	-15.4	-1.6	633,684	42.5	592,372	47.5	7.0
Equipos agrícolas	13,301	2.8	15,498	3.1	11,329	2.8	-14.2	17.4	38,841	2.6	25,767	2.1	50.7
Automotriz	85,254	18.1	82,769	16.3	41,046	10.3	3.0	107.7	215,817	14.5	115,433	9.2	87.0
Unidades usadas	12,389	2.6	8,586	1.7	11,495	2.9	44.3	7.8	34,595	2.3	50,168	4.0	-31.0
	275,427	**58.4**	**301,238**	**59.5**	**230,994**	**58.0**	**-8.6**	**19.2**	**922,936**	**61.9**	**783,740**	**62.8**	**17.8**
Repuestos y servicios	181,380	38.5	197,234	38.9	158,652	39.8	-8.0	14.3	539,432	36.2	449,380	36.0	20.0
Alquileres	14,581	3.1	8,118	1.6	8,893	2.2	79.6	64.0	29,685	2.0	14,938	1.2	98.7
Total	**471,388**	**100.0**	**506,590**	**100.0**	**398,539**	**100.0**	**-6.9**	**18.3**	**1,492,054**	**100.0**	**1,248,058**	**100.0**	**19.6**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 30 de setiembre del 2008
(En miles de US dólares)

	Total	Pasivo corriente	Pasivo a largo plazo	
			Parte corriente	Largo plazo
Bancos	42,245	19,000	4,799	18,446
Inst. Financ. del exterior	43,000	35,000		8,000.0
Proveedores:				
Caterpillar	38,156	38,156		
Otros	32,045	32,045		
Bonos corporativos	78,125		12,500	65,625
Caterpillar Financial Services	69,783		18,060	51,723
Otros pasivos	29,978	29,978		
Total	333,332	154,179	35,359	143,794

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A
Balance General
Al 30 de Setiembre del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

Codigo		Notas	Al 30 de Setiembre 2008	Al 31 de Diciembre 2007
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		21,938	28,182
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	3	341,903	239,141
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	12,646	14,600
1D0105	Otras Cuentas por Cobrar (neto)		10,590	11,217
1D0106	Existencias (neto)	5	528,478	529,505
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		2,011	790
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**917,566**	**823,435**
	Activo No Corriente			
1D0217	Inversiones Financieras		159,853	132,183
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		156,467	128,785
1D0218	Otras Inversiones Financieras		3,386	3,398
1D0201	Cuentas por Cobrar Comerciales	3	53,036	46,571
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	381,722	279,702
1D0206	Activos Intangibles (neto)		3,359	1,643
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		17,200	13,749
1D0212	Crédito Mercantil		5,290	5,290
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**620,460**	**479,138**
1D020T	TOTAL ACTIVO		1,538,026	1,302,573

	Notas	Al 30 de Setiembre 2008	Al 31 de Diciembre 2007	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		329	990	1D0306
Obligaciones Financieras		266,022	282,494	1D0309
Cuentas por Pagar Comerciales		208,988	173,765	1D0302
Otras Cuentas por Pagar a Partes Relacionadas	4	7,759	3,492	1D0303
Impuesto a la Renta y Participaciones Corrientes		6,105	15,967	1D0311
Otras Cuentas por Pagar		75,052	69,472	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**564,255**	**546,180**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		428,075	248,470	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		3,919	10,130	1D0403
Total Pasivo No Corriente		**431,994**	**258,600**	1D04ST
Total Pasivo		**996,249**	**804,780**	1D040T
Patrimonio Neto				
Capital	9	415,557	335,749	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados		10,014	15,937	1D0708
Reservas Legales		31,761	19,056	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	84,445	127,051	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**541,777**	**497,793**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		1,538,026	1,302,573	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2008 y 2007
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2008	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2007
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	472,537	401,257	1,494,625	1,254,526
2D0102	Otros Ingresos Operacionales		257	27	556	206
2D01ST	**Total de Ingresos Brutos**		472,794	401,284	1,495,181	1,254,732
2D0201	Costo de Ventas (Operacionales)	12	(360,097)	(315,501)	(1,185,144)	(997,456)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		(360,097)	(315,501)	(1,185,144)	(997,456)
2D02ST	**Utilidad Bruta**		112,697	85,783	310,037	257,276
2D0302	Gastos de Ventas		(40,767)	(29,366)	(110,856)	(85,031)
2D0301	Gastos de Administración		(23,085)	(21,404)	(67,759)	(59,034)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		1,492	0	3,862	0
2D0404	Otros Gastos		0	(3,069)	0	(5,199)
2D03ST	**Utilidad Operativa**		50,337	31,944	135,284	108,012
2D0401	Ingresos Financieros		7,797	21,986	23,106	44,159
2D0402	Gastos Financieros		(18,435)	(10,438)	(49,052)	(27,555)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		7,476	6,248	17,839	22,809
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		47,175	49,740	127,177	147,425
2D0501	Participación de los trabajadores		(3,574)	(3,533)	(9,603)	(10,171)
2D0502	Impuesto a la Renta		(12,327)	(12,189)	(33,129)	(35,090)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		31,274	34,018	84,445	102,164
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		31,274	34,018	84,445	102,164
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común	11	0.083	0.090	0.224	0.270
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	9,300	0	89,729	0	399,162
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	102,164	0	102,164
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	102,164	0	102,164
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
Saldos al 30 de Setiembre de 2007	335,749	0	0	15,937	19,056	0	102,164	0	472,906
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	19,056	0	127,051	0	497,793
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	84,445	0	84,445
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	84,445	0	84,445
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,923)	12,705	0	(6,953)	0	(171)
Saldos al 30 de Setiembre de 2008	415,557	0	0	10,014	31,761	0	84,445	0	541,777

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A

Estado de Flujos de Efectivo

Por los periodos terminados al 30 de Setiembre del año 2008 y 2007

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 30 de Setiembre de 2008	Del 1 de Enero de 2007 al 30 de Setiembre de 2007
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		1,645,758	1,428,199
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		10,547	12,808
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		18,569	20,383
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(1,519,119)	(1,344,768)
3D0105	Remuneraciones y Beneficios Sociales		(148,690)	(114,094)
3D0106	Tributos		(61,945)	(63,727)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(10,604)	(3,168)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**(65,484)**	**(64,367)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		1,734	7,816
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		2,442	3,716
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	129
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(8,821)	(7,505)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(14,744)	(11,080)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(4,309)	(34,078)
3D0207	Compra y desarrollo de Activos Intangibles		(1,810)	(5,290)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**(25,508)**	**(46,292)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		(661)	(1,031)
3D0308	Emisión y aceptación de Obligaciones Financieras		745,314	380,367
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(581,744)	(214,808)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(37,893)	(24,301)
3D0305	Dividendos Pagados		(40,268)	(28,428)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**84,748**	**111,799**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**(6,244)**	**1,140**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		28,182	34,610
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**21,938**	**35,750**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

Estado de Flujos de Efectivo

Por los periodos terminados al 30 de Setiembre del año 2008 y 2007

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2008 al 30 de Setiembre de 2008	Del 1 de Enero de 2007 al 30 de Setiembre de 2007
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		84,445	102,164
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		3,684	2,770
3D0610	Desvalorización de Existencias		2,181	2,784
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		33,723	23,537
3D0614	Amortización de Activos Intangibles		95	88
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		33,776	36,000
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		38,123	27,554
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0608	Otros		0	4,747
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(644)	1,683
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(17,839)	(22,809)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		469	(984)
3D0711	Otros		(3,781)	(5,821)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(112,911)	(22,521)
3D0802	(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		1,954	(14,531)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		629	(4,639)
3D0804	(Aumento) Disminución en Existencias		(74,860)	(108,344)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Contratados por Anticipado		(1,221)	(1,628)
3D0818	(Aumento) Disminución de Otros Activos		(1,715)	(149)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		35,222	19,789
3D0807	Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		4,266	1,243
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		(9,862)	(4,740)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(81,218)	(100,560)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		(65,484)	(64,367)

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

NOTAS A LOS ESTADOS FINANCIEROS

Al 30 de septiembre del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

<u>Moneda funcional y de presentación</u>

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

La Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

A partir de junio del 2008 se ha contratado instrumentos de cobertura del riesgo de tasa de interés variable, habiéndose fijado dicha tasa de interés mediante contrato SWAP, de acuerdo a lo siguiente:

Entidad Acreedora	Importe Obligaciones por pagar US$ 000	Vencimiento	Contratos SWAP		Intereses	
			Fecha	Entidad	Tasa Resultante Fija	Tasa Variable
Standard Chartered	8,000	24/01/2011	13/06/2008	Banco Continental	5.74%	LIBOR/3M + 2%
Caterpillar Financial Services Corporation	8,999	19/03/2013	13/06/2008	Banco Continental	5.27%	LIBOR/3M + 1%
Caterpillar Financial Services Corporation	2,978	01/05/2015	19/06/2008	Banco de Credito del Perú	6.82%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	5,070	01/03/2012	19/06/2008	Banco de Credito del Perú	6.40%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	30,000	04/09/2012	05/09/2008	Banco de Credito del Perú	5.57%	LIBOR/3M + 2.2%
TOTAL	55,048					

Saldo al cierre del período por valorización de instrumentos financieros derivados, reconocidas en el patrimonio:

Interés devengado sujeto a contrato SWAP, de acuerdo con tasas variables pactadas con acreedores	US$ 000	246
Interés determinado de acuerdo a tasas fijas establecidas mediante contrato SWAP	US$ 000	303
Resultados no realizados	US$ 000	57
	S/.000	171

El objetivo de esta cobertura es poder conocer la tasa de financiamiento que tendrá la Compañía hasta las fechas de vencimiento de las obligaciones.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-09-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	377,440	59,960	277,496	51,150
Intereses diferidos	(12,468)	(6,923)	(11,249)	(4,579)
Provisión para cuentas de cobranza dudosa	(23,069)	-	(27,106)	-
	341,903	53,036	239,141	46,571

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

El saldo de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

	30-09-08	31-12-07
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	4,133	8,716
Orvisa Sociedad Anónima	2,218	1,059
Fiansa Sociedad Anónima	366	-
Otras compañias	40	188
	6,757	9,963
Diversas :		
Domingo Rodas S.A.	2,420	338
Orvisa Sociedad Anónima	2,311	859
Fiansa Sociedad Anónima	628	6
Megacaucho & Representaciones S.A.C.	519	1,227
Unimaq S.A.	11	2,207
	5,889	4,637
Total cuentas por cobrar vencimiento corriente	**12,646**	**14,600**
Por pagar vencimiento corriente		
Comerciales:		
Unimaq S.A.	5,529	1,647
Motorindustria S.A.	912	658
Megacaucho & Representaciones S.A.C.	640	0
Orvisa Sociedad Anónima	452	719
Otras compañias	226	468
Total cuentas por pagar	**7,759**	**3,492**

5) EXISTENCIAS

Este rubro comprende:

	30-09-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	274,729	277,606
Repuestos	122,460	106,627
Servicios de taller en proceso	36,028	28,857
Existencias por recibir	98,625	127,332
	531,842	540,422
Provisión para desvalorización de existencias	(3,364)	(10,917)
	528,478	529,505

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

	30-09-08 S/.000	30-09-07 S/.000
Saldo inicial	10,917	12,282
Adiciones del período	2,181	2,784
Transferencias a activo fijo	(1,008)	726
Aplicaciones por ventas	(3,780)	(5,821)
Otras aplicaciones	(4,946)	0
Saldo final	3,364	9,971

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -					
Terrenos	47,365	4,720	(106)		51,979
Edificios y otras construcciones	94,508	1,816	(27)	4,507	100,804
Instalaciones	4,662	220			4,882
Maquinaria y equipo	125,127	3,371	(2,107)	4,358	130,750
Maquinaria y equipo, flota de	0				0
alquiler	139,040	77,485		27,272	243,797
Unidades de transporte	4,124	79	(109)	213	4,307
Muebles y enseres	39,663	4,537	(63)		44,137
Trabajos en curso	3,082	4,309		(4,507)	2,884
	457,571	96,538	(2,412)	31,843	583,540
Depreciación acumulada -					
Edificios y otras construcciones	28,974	2,185	(7)		31,153
Instalaciones	3,231	255			3,486
Maquinaria y equipo	87,400	7,598	(1,302)	(66)	93,630
Maquinaria y equipo, flota de alquiler	25,024	21,298		(9,205)	37,117
Unidades de transporte	3,752	107	(109)		3,750
Muebles y enseres	27,531	2,279	(9)	(12)	29,789
	175,911	33,723	(1,427)	(9,284)	198,925
Provisión para desvalorización	1,958	(74)		1,009	2,893
Costo neto	279,702				381,722

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	5,625	16,746	2,500	7,443	3,125	9,303
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	29,770	10,000	29,770		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	44,655			15,000	44,655
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	44,655			15,000	44,655
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	29,770			10,000	29,770
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	44,655			15,000	44,655
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	22,328			7,500	22,328
TOTALES			78,125	232,678	12,500	37,213	65,625	195,366

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 12.6 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Julio del 2008	625	1,861
Cuarta emisión, Serie A, del primer programa	Setiembre del 2008	15,000	44,655
TOTALES		16,875	50,237

8) INFORMACIÓN POR SEGMENTOS

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,170,046	324,579	1,494,625	1,078,013	176,513	1,254,526
Utilidad de operación	94,709	40,575	135,284	90,376	17,636	108,012
Principales activos:						
Activos fijos	188,799	192,923	381,722	171,264	105,305	276,569
Existencias	431,912	96,566	528,478	381,560	61,581	443,141
Cuentas por Cobrar	305,861	89,078	394,939	283,556	52,746	336,302

9) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de septiembre del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.25.2 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 37.9 y S/. 6.2 millones, respectivamente, incluidos multas e intereses. La

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.4 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.8 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f. El 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.4 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de septiembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de septiembre del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 20.5 millones y US $ 24.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.4 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

		Trimestres terminados el:		Períodos terminados el:	
		30-09-08	30-09-07	30-09-08	30-09-07
Utilidad neta	S/.	31,274,800	34,017,792	84,445,532	102,164,039
Promedio ponderado de acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	0.083	0.090	0.224	0.270

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-09-08	30-09-07	30-09-08	30-09-07
	S/.000	S/.000	S/.000	S/.000
Ventas netas	11,598	17,329	32,380	54,455
Utilidad en ventas	1,616	794	3,229	3,988

13) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	30-09-08	30-09-07
	S/. 0.000	S/. 0.000
Venta de bienes		
Orvisa Sociedad Anónima	17,341	14,214
Unimaq S.A	14,031	39,841
Otras	70	17
	31,443	54,072
Venta de servicios	937	383
Total ventas de bienes y servicios	**32,380**	**54,455**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

	30-09-08	30-09-07
	S/. 0.000	S/. 0.000
Compras de bienes		
Unimaq S.A	22,553	2,516
Fiansa Sociedad Anónima	5,505	2,039
Mega Caucho & Representaciones S.A.C	1,266	783
Orvisa Sociedad Anónima	845	3,316
Otras	52	110
	30,221	8,764
Compra de servicios	1,951	2,306
Total compras de bienes y servicios	**32,172**	**11,070**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de septiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-08	30-09-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	120,195	62,522
Transferencias de inmuebles, maquinarias y equipo a existencias	79,069	48,510

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

END